Deluxe Corporation 3680 Victoria St. N. Shoreview, MN 55126-2966 P.O. Box 64235 St. Paul, MN 55164-0235

June 20, 2006

Mr. David R. Humphrey

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-0305

Re:	Deluxe Corporation
Form 10-K for the Year Ended December 31, 2005
File 001-07945

Dear Mr. Humphrey:

This letter contains our response to the comment received from the Staff contained in your letter dated June 8, 2006 (the “Comment Letter”). The comment in the Comment Letter has been reproduced here in italics, and our response is detailed under the comment.

We note your response to our prior comment #4. Based on your example, since these discounts are refundable on a pro-rata basis upon a customer’s early termination, it appears that no liability is incurred until the additional payment is due, which appears to be at the continuation of the contract within a year’s time. Unless payments are non-refundable, it appears that you are grossing up the balance sheet in relation to the unpaid portion of your discounts. As such, please tell us your rationale and the basis in accounting literature for your approach or, if material, revise future filings.

We believe we have a firm commitment upon contract execution and therefore, have recorded the resulting asset and liability. The basis for this lies in the definition and characteristics of a liability.

The three characteristics of a liability (paraphrased from FASB Concepts Statement No. 6, Elements of Financial Statements) are:

a)	it embodies a present responsibility that entails settlement by probable future transfer(s) of assets at a specified future date,
b)	the responsibility leaves little or no discretion to avoid the future sacrifice, and
c)	the transaction or other event obligating the entity has already happened.

The literature notes that the signing of a contract is, at times, sufficient to constitute a firm commitment, which would then result in the requirement to record the entire amount of the liability. However, the literature also notes that the commitment must be “firm” in order to require that a liability be recorded, adding that signing a contract does not always result in a firm commitment.

Emerging Issues Task Force (EITF) Issue 99-14 defines the term firm commitment as “an agreement with an unrelated party, binding on both parties and usually legally enforceable, with the following characteristics:

a)

The agreement specifies all significant terms, including the quantity to be exchanged, the fixed price, and the timing of the transaction. The fixed price may be expressed as a specified amount of an entity’s functional currency or of a foreign currency. It may also be expressed as a specified interest rate or specified effective yield.

b)	The agreement includes a disincentive for nonperformance that is sufficiently large to make performance probable.”

We believe that the terms of our contracts meet the characteristics of a firm commitment as described above. Historically, financial institutions have rarely canceled a contract early, thus relieving us of our obligation to make future payments. Our contracts include terms that require our clients to refund a portion of the prepaid product discount if actual revenues (as defined in each agreement) fall short of anticipated revenues. These terms protect our contractual benefits as well as provide a strong incentive for us to perform consistent with our commitment under the contract (i.e., remit the payments and provide services in the normal course of business) rather than incur the penalties which would include the loss of revenue and related profits, the forfeiture of upfront payments if we terminate or breach the contract, as well as liability for damages suffered by our clients. We have never chosen to terminate a contract in order to avoid making the remaining payments because we believe these economic penalties of non-performance are substantive. Accordingly, we have determined that these obligations are firm commitments once the contract is executed.

We hope this letter responds adequately to the Staff’s comment. We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing, that the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States of America.

If you have any further comments or concerns, please contact me at (651) 787-5906. Thank you for your time and consideration.

Sincerely,

/s/ Terry D. Peterson

Terry D. Peterson

Chief Financial Officer, Controller and

Chief Accounting Officer